

Erosion
@madebyerosion.bsky.social

Want to become a movie producer? Explore all the details on our Wefunder page below.
#hikingbuddiesfilm
#onlytrashlitters
wefunder.com/hikingbuddies
@tracywriter.bsky.social
@zamegan.bsky.social



Invest in HIKING BUDDIES Feature Film: Female-driven horror slasher comedy that will make you think twice about littering
Female-driven horror slasher comedy that will make you think twice about littering

⊙ wefunder.com

January 27, 2025 at 11:53 AM ⚯ Everybody can reply

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 **Erosion** @madebyerosion.bsky.social · 3mo
Legal:

> We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Erosion
@madebyerosion.bsky.social

Shirley, thanks for investing in HIKING BUDDIES and our climate storytelling!
To be cool like Shirley and get your name in the film, see our link in bio.
#hikingbuddiesfilm #onlytrashlitters
@tracywriter.bsky.social
@zamegan.bsky.social




"Such a great concept + horror = such a great way to raise awareness of climate issues through storytelling and film. Thank you Megan and Tracy for bringing this piece to the world and I wish you much success."
–Shirley N.

MOUNTAIN WILDERNESS
THANK YOU TO OUR SUPPORTERS
JNIL PATEL, JENNY TAN & ROBERT CHOY, KRISTEN CAVEN
CYNTHIA HELD, JULIANNE JIGOUR, PATRICK BRENNAN,
ROGER ZAHAB, LEORE BERRIS, SHIRLEY NG-BENITEZ,
AZI CRAWFORD, ABDEL HASSAN, LISA KOTIN
JANMARIE PERRY

P OF ON SCREEN THANK YOU SIGN TO DONORS AND IN

January 30, 2025 at 3:33 PM Everybody can reply

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 **Erosion** @madebyerosion.bsky.social · 3mo

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Erosion
@madebyerosion.bsky.social

Leore has been a fan of HIKING BUDDIES from the very beginning and continues her support as a bona fide investor! Be an enabler like Leore and invest in our first horror slasher comedy. Link in bio.
#hikingbuddiesfilm #onlytrashlitters
@tracywriter.bsky.social
@zamegan.bsky.social

> "I invested in HIKING BUDDIES because I've read the script and I know how amazing it is!"
> -Leore B.

ALT

January 30, 2025 at 11:25 AM · Everybody can reply

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Erosion @madebyerosion.bsky.social · 40m

> We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Erosion
@madebyerosion.bsky.social

SPECIAL PERK ALERT! Invest in HIKING BUDDIES between now and January 31, and you'll be included in a shout out to all our investors IN THE ACTUAL FILM! Act now! This week only! See WeFunder link in bio to invest.
#hikingbuddiesfilm #onlytrashlitters
@zamegan.bsky.social
@tracywriter.bsky.social



MOUNTAIN WILDERNESS

THANK YOU TO OUR SUPPORTERS

SUNIL PATEL, JENNY TAN & ROBERT CHOY, KRISTEN CAVEN,
CYNTHIA HELD, JULIANNE JIGOUR, PATRICK BRENNAN,
ROGER ZAHAB, LEORE BERRIS, SHIRLEY NG-BENITEZ,
AZI CRAWFORD, ABDEL HASSAN

MOCK-UP OF ON SCREEN THANK YOU SIGN TO DONORS AND INVESTORS.
Invest in Hiking Buddies by Friday, January 31, 2025 to be included!

ALT

January 27, 2025 at 5:45 PM · Everybody can reply

1 repost   2 quotes   2 likes

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Erosion @madebyerosion.bsky.social · 39m

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Erosion
@madebyerosion.bsky.social

Horror fan explains why he invested $10K to make HIKING BUDDIES. Investment link in bio.
#hikingbuddiesfilm #onlytrashlitters
@tracywriter.bsky.social
@zamegan.bsky.social



Sunil (he/him)

Why Sunil Decided to Invest in Hiking Buddies
YouTube video by Erosion Productions

Ⓢ www.youtube.com

January 29, 2025 at 2:09 PM · 🔗 Everybody can reply

1 repost   **2** quotes   **3** likes

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 **Erosion** @madebyerosion.bsky.social · 39m

> We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Erosion
@madebyerosion.bsky.social

To increase the conservation conversation, you're invited to invest in our feature film HIKING BUDDIES on WeFunder! Link in bio and comments.



Hiking Buddies: Something's Bothering Madeline
YouTube video by Erosion Productions

ⓢ youtu.be

January 27, 2025 at 7:06 AM 👥 Everybody can reply

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 **Erosion** @madebyerosion.bsky.social · 3mo
wefunder.com/hikingbuddies



Invest in HIKING BUDDIES Feature Film: Female-driven horror slasher comedy that will make you think twice about littering
Female-driven horror slasher comedy that will make you think twice about littering

ⓢ wefunder.com

💬 1   🔁   ❤️ 1   •••

Erosion @madebyerosion.bsky.social · 39m

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

It's one thing to make a great film, but it's another thing entirely to make sure that people see the film. That's why Megan and Tracy are participating in the 6-month **8Above Film Distribution Lab** with Film Distributor **Jon Reiss**. Jon helped the filmmakers who produced the *Hundreds of Beavers* film successfully reach a very highly-targeted audience using an extremely creative film distribution plan. We're participating in this lab to make sure we integrate impactful film distribution strategies into every decision we make as we produce HIKING BUDDIES, and we're excited to collaborate with a dozen other filmmakers in this process.

HIKING BUDDIES Fundraising is Live!


"Love this amazing script and the humans bringing it to life! Can't wait to see Hiking Buddies on screen!" -Julianne J.
" I've been following Tracy and Megan's work for years, and I believe in their passion and creativity, not only for storytelling but also for conservation. We all know fear is a great motivator, so why not scare people into saving the planet? I won't kill you if you don't invest, but Madeline might. Madeline. Might." -Sunil P.
"I invested in HIKING BUDDIES because I've read the script and I know how amazing it is!" -Leore B.
"I'm very excited to support this!" -Roger Z.
"Such a great concept + horror = such a great way to raise awareness of climate issues through storytelling and film. Thank you Megan and Tracy for bringing this piece to the world and I wish you much success." -Shirley N.

This week, we officially started promoting our [HIKING BUDDIES WeFunder campaign]() on our social media accounts. <u>We estimate that our $1 million film will produce about 80 jobs for film industry professionals, providing an important boost for Los Angeles film crew and talent.</u>


Hair and Makeup Artists
Assistant Camera
Producers
Production Assistants
Colorist
Wardrobe Assistants
Digital Artist
Sound Editor
Set Dresser
Cinematographer
Stunt Doubles
Marketing Director
Special Effects Makeup Artists
Stunt Coordinator
Snake Wranglers
Accountant
Storyboard Artist
Lifeguard
Assistant Director
Steadicam Operator
Sustainability Coordinator
Prop Master
Boom Operators
Photographer
Actors
Medics
Editor
Gaffers
ADR/Foley Artists
Composer
Art Director
Publicist
Firefighter
Location Scout
Grips
Sound Mixer
Naturalist
Assistant Editor
Director
Writer
Costumer
Post Supervisor
Casting Director
Musicians
1st Assistant Camera

Right now, we're offering a special perk for [anyone who makes a film investment reservation by Friday, January 31s]()t and ultimately follows through with an investment: their name on a sign that will be featured as a prop IN THE MOVIE!


MOUNTAIN WILDERNESS
THANK YOU TO OUR SUPPORTERS
SUNIL PATEL, JENNY TAN & ROBERT CHOY, KRISTEN CAVEN,
CYNTHIA HELD, JULIANNE JIGOUR, PATRICK BRENNAN,
ROGER ZAHAB, LEORE BERRIS, SHIRLEY NG-BENITEZ,
AZI CRAWFORD, ABDEL HASSAN, LISA KOTIN
JANMARIE PERRY, JED HARRIS, ROSALIND WONG
MOCK-UP OF ON SCREEN THANK YOU SIGN TO DONORS AND INVESTORS!

Legal Disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

--
Tracy Held & Megan Morrison
Co-Founders, Erosion
PO Box 643
Burbank, CA 91503
[redacted]

*footage and not checking texts (we think), Cinematographer **Leah Anova** setting up the shot, and First Assistant Camera **Mary Hepp** standing by.*

Treating production of ***Pistachi-NO!*** as a trial run of our future production of ***Hiking Buddies***, **Director Katherine Vondy** directed this episode, alongside noted horror **Cinematographer Leah Anova**. With ten features, including ***Now and Never*** and ***Vampire Dad***, and many awards under her belt, Leah's eye for cinematography is maximized in this 3-minute episode.

How YOU Can Invest in the *Hiking Buddies* Feature Film!

.


INVEST IN HIKING BUDDIES FEATURE FILM
WEFUNDER
Female-driven horror slasher comedy that will make you think twice about littering

Invest in Erosion's first feature film through WeFunder!

We are delighted to announce that we are partnering with WeFunder, a respected securities crowdfunding platform, to allow individuals like you to participate as investors in our first feature film! Think Kickstarter, but for investing. In addition to having a chance to make money when the movie makes money, you can enjoy perks like joining us for a trash pick-up or hanging out on set. However, unlike Kickstarter, your contribution is not a donation, it's a securities investment with the potential to earn money back if and/or when the film makes money.

Right now, we're gathering investment reservations from our current supporters before we open our campaign to the broader public. As soon as we reach our first $50,000 milestone, these reservations will be able to convert to formal investments. Your reward for investing early is having more opportunities for limited perks!



Learn more about our investment campaign through this Q&A with our Lead Crowdfunding Investor Sunil Patel!

WeFunder investors are invited to make investors as low as $100. WeFunder is very responsive through support@wefunder.com (they can answer technical and securities questions), and we are very happy to answer questions over the phone. Please check out our Q&A video with Sunil Patel, our lead crowdfunding investor for more about why Sunil thought investing in Hiking Buddies was the right call.

We are hoping to reach our first $50,000 goal by Friday, December 20th so we can move forward with important pre-production work in January. Thank you for your support!

Legal Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

What's Next?

- **Hiking Buddies Feature Film:** We are in pre-production for the film and raising funds from both equity investors and non-equity investors through our securities crowdfunding partner, WeFunder.
- **Conservation Starters Web Series:** We are editing our second episode and working with consultants to launch an impactful promotion strategy early next year.

Erosion is a women-led film production company dedicated to telling conservation and climate comedy stories through film, TV, and web series, specializing in comedy horror and family-friendly musicals.

--
Tracy Held & Megan Morrison
Co-Founders, Erosion
PO Box 643
Burbank, CA 91503
erosionmade.com

If you would like to update your contact information or remove your email from this newsletter, please e-mail ▓▓▓▓▓▓▓▓▓▓▓▓ If you were forwarded this message from a thoughtful reader and would like to be added to our e-mail list, please fill out this simple form.



Erosion
January 31 · 🌐

Why did Jenny decide to invest in HIKING BUDDIES? Find out here!

#hikingbuddiesfilm #onlytrashlitters



ⓘ

YOUTUBE.COM
Jenny Tells Us Why She Invested in Our HIKING BUDDIES Feature!
We ask one of our investors why she decided to invest in our first feature film, HIKING BUDDIES! HIKING BUDDIES is a campy horror slasher feature film about ...

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🎤 **Author**
Erosion
Invest here: https://wefunder.com/hikingbuddies



ⓘ

WEFUNDER.COM
Invest in HIKING BUDDIES Feature Film: Female-driven horror slasher comedy that will make you think twice about littering

15w   Like   Reply



🎤 **Author**
Erosion
Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

15w   Like   Reply



Erosion

January 31 · 🌐

Roger's got the right idea. Join him as a supporter of indie film and as an investor in HIKING BUDDIES (see link below).

Today is the final day to take advantage of our special perk. Invest and we'll add your name to a wilderness sign in the film!

Invest here: https://wefunder.com/hikingbuddies

#hikingbuddiesfilm #onlytrashlitters

@tracyheldwriter
@craftasticuniverse
@katherinevondy
@leahanovadp

Legal:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

"I'm very excited to support this!"
–Roger Z.

MOUNTAIN WILDERNESS

THANK YOU TO OUR SUPPORTERS

SUNIL PATEL, JENNY TAN & ROBERT CHOY, KRISTEN
CYNTHIA HELD, JULIANNE JIGOUR, PATRICK BREN
ROGER ZAHAB, LEORE BERRIS, SHIRLEY NG-BENIT
AZI CRAWFORD, ABDEL HASSAN, LISA KOTIN
JANMARIE PERRY

OCK-UP OF ON SCREEN THANK YOU SIGN TO DONORS A

Erosion is with **Megan Morrison** and **Tracy Held, Writer for Stage and Screen.**
January 30 ·

As an independent, women-led film production company, we aim to direct $1.25 million of funds into the Los Angeles film community this year. Investing in HIKING BUDDIES will help us hire about 80 cast and crew living in and near Los Angeles for this one project alone. Follow the link in the comments to invest through WeFunder.

#hikingbuddiesfilm #onlytrashlitters





Assistant Camera
Producers
Production Assistants
Colorist
Wardrobe Assistants
Digital Artist
Sound Editor
Set Dresser
Cinematographer
Stunt Doubles
Stunt Coordinator
Snake Wranglers
Accountant
Storyboard Artist
Lifeguard
Assistant Director
Steadicam Operator
Prop Master
Boom Operators
Actors
Photographer
Medics
Editor
Gaffers
ADR/Foley Artists
Composer
Publicist
Art Director
Firefighter
Location Scout
Grips
Sound Mixer
Assistant Editor
Naturalist
Director
Writer
Costumer
Post Supervisor
Casting Director
Musicians
1st Assistant Camera

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Erosion
Invest here: https://wefunder.com/hikingbuddies



WEFUNDER.COM
Invest in HIKING BUDDIES Feature Film: Female-driven horror slasher comedy that will make you think twice about littering

15w Like Reply

Author
Erosion

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Erosion

January 30 · 🌐

Shirley, thanks for investing in HIKING BUDDIES and our climate storytelling!

To be cool like Shirley and get your name in the film, see our link in bio. Friday, January 31 is the last day for this special perk!

#hikingbuddiesfilm #onlytrashlitters

Image:
A pathway through a thicket of trees with Shirley's quote overlaid: "Such a great concept + horror = such a great way to raise awareness of climate issues through storytelling and film. Thank you Megan and Tracy for bringing this piece to the world and I wish you much success."

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
@katherinevondy
@leahanovadp
@tracyheldwriter
@craftasticuniverse



"Such a great concept + horror = such a great way to raise awareness of climate issues through storytelling and film. Thank you Megan and Tracy for bringing this piece to the world and I wish you much success."
–Shirley N.



MOUNTAIN WILDERNESS

THANK YOU TO OUR SUPPORTERS

SUNIL PATEL, JENNY TAN & ROBERT CHOY, KRISTEN
CYNTHIA HELD, JULIANNE JIGOUR, PATRICK BREN
ROGER ZAHAB, LEORE BERRIS, SHIRLEY NG-BENIT
AZI CRAWFORD, ABDEL HASSAN, LISA KOTIN
JANMARIE PERRY

OCK-UP OF ON SCREEN THANK YOU SIGN TO DONORS A

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Megan Morrison
Become an investor: https://wefunder.com/hikingbuddies


Erosion
January 30 · 🌐

Leore has been a fan of HIKING BUDDIES from the very beginning and continues her support as a bona fide investor! Be an enabler like Leore and invest in our first horror slasher comedy. Link in bio.
#hikingbuddiesfilm #onlytrashlitters

Image:
The back of a hiker in the wilderness with a quote from our investor, Leore, on why she invested: "I invested in HIKING Buddies because I read the script and know how amazing it is."

@katherinevondy
@leahanovadp

Legalese:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

> "I invested in HIKING BUDDIES because I've read the script and I know how amazing it is!"
> –Leore B.

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✏️ Author
Erosion
Invest here: https://wefunder.com/hikingbuddies


WEFUNDER.COM
Invest in HIKING BUDDIES Feature Film: Female-driven horror slasher comedy that will make you think twice about littering

15w   Like   Reply

 **Erosion** is with **Megan Morrison** and **Tracy Held, Writer for Stage and Screen**.
January 29 · 🌐

We also love this amazing script and can't wait to see it on screen! Thanks so much to Julianne for investing in HIKING BUDDIES! Link to invest in comments. #hikingbuddiesfilm #onlytrashlitters



"Love this amazing script and the humans bringing it to life! Can't wait to see Hiking Buddies on screen!"
-Julianne J.



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Erosion
https://wefunder.com/hikingbuddies...

 ⓘ
WEFUNDER.COM
Invest in HIKING BUDDIES Feature Film: Female-driven horror slasher comedy that will make you think twice about littering

15w Like Reply

 🖊 **Author**
Erosion

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Erosion
January 29 · 🌐

Signs against litter are everywhere! And wow do we enjoy them. That's why we created a special sign to honor the people who invest in our mission of combating trash through entertainment. Invest in HIKING BUDDIES by Friday, January 31st, and we'll add YOUR NAME to a sign that will appear in the movie. Link in bio!

Disclaimer: Smokers will only be fed to bears if they toss their cigarette butts on the ground.

#hikingbuddiesfilm #onlytrashlitters #womenfilmmakers #climatestories

Images:
1. Trail sign that reads "There is no poop fairy..Scoop your poop." Picture of a pile of poop with a sparkling fairy flying above it.
2. Trail sign that reads, "Smokers will be fed to bears."
3. Trail sign that reads, "Pack your trash back home. Catch fish not trash."
4. Brown wilderness sign with our investors' names in white lettering.

@katherinevondy
@leahanovadp

Legal disclaimer: we are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

THERE IS NO POOP FAIRY

SCOOP YOUR POOP
and PLEASE keep your dogs leashed

NO SMOKING
AT THIS FACILITY

NOTICE
SMOKERS WILL
BE FED TO
THE BEARS

ALL DOGS
MUST BE
ON A LEASH

PLEASE CLEAN UP

PACK YOUR
TRASH
BACK HOME!

Catch fish
not trash!

MOUNTAIN WILDERNESS

THANK YOU TO OUR SUPPORTERS

SUNIL PATEL, JENNY TAN & ROBERT CHOY, KRISTEN
CYNTHIA HELD, JULIANNE JIGOUR, PATRICK BRENI
ROGER ZAHAB, LEORE BERRIS, SHIRLEY NG-BENIT
AZI CRAWFORD, ABDEL HASSAN



Erosion is with **Megan Morrison** and **Tracy Held, Writer for Stage and Screen**.
January 29 · 🌐

Meet our lead investor! Sunil Patel kicked off our investment round with a hearty $10K. Watch the video in the comments to find out why he chose us when he was considering where to put his hard-earned investments.

Invest here: https://wefunder.com/hikingbuddies

#hikingbuddiesfilm #onlytrashlitters



AND, if I could donate $10,000, I get to BE in the movie?!

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Erosion
https://youtu.be/2QeY3rBX9rQ?feature=shared

 *i*

YOUTUBE.COM
Why Sunil Decided to Invest in Hiking Buddies

15w   Like   Reply   ❤️

 ✏️ **Author**
Erosion

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Erosion is with **Tracy Held, Writer for Stage and Screen** and **Megan Morrison**.
Published by Megan Morrison
· January 27 · 🌐

SPECIAL PERK ALERT!

Anyone can offer your name in lights, but we offer your name in NATIONAL PARK FONT!

If you invest in HIKING BUDDIES between now and January 31, you'll be included in a special shout out to all our investors IN THE ACTUAL FILM!

Act now! THIS WEEK ONLY! See WeFunder link in the comments to invest.
#hikingbuddiesfilm #onlytrashlitters

Images:
Brown wilderness sign with the names of investors in white.

MOUNTAIN WILDERNESS

THANK YOU TO OUR SUPPORTERS

SUNIL PATEL, JENNY TAN & ROBERT CHOY, KRISTEN CAVEN,
CYNTHIA HELD, JULIANNE JIGOUR, PATRICK BRENNAN,
ROGER ZAHAB, LEORE BERRIS, SHIRLEY NG-BENITEZ,
AZI CRAWFORD, ABDEL HASSAN

MOCK-UP OF ON SCREEN THANK YOU SIGN TO DONORS AND INVESTORS.
Invest in Hiking Buddies by Friday, January 31, 2025 to be included!

See insights and ads   **Boost post**

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🖋 Author
Erosion
Legal legal.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

16w Like Reply 👍

🖋 Author
Erosion
https://wefunder.com/hikingbuddies



WEFUNDER.COM
Invest in HIKING BUDDIES Feature Film: Female-driven horror slasher comedy that will make you think twice about littering

16w Like Reply Remove Preview 👍

Want to become a movie producer? We'll teach hiking pole usage and trash management. All you have to do is follow the Wefunder link in bio.



Erosion 🌐

Have you ever wanted to become a movie producer but didn't want to learn how the film industry works or do thousands of hours of unpaid labor at the expense of enjoying quality time with your family and friends? Then become an investor in Erosion's first feature film: HIKING BUDDIES!

Support a fierce lady villain named Madeline who just wants people to keep our beautiful hiking trails free of litter–by any means necessary.

This award-winning story was written by Megan Morrison and will be directed by Katherine Vondy with cinematography by Leah Anova and produced by Tracy Held. That is, if you help fund our film!

To invest, visit the WeFunder link in bio.

#hikingbuddiesfilm #onlytrashlitters #womenproducers
#horror #horrorcomedy #independentfilm #climatestories

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Images:

1. Megan in a green jacket demonstrates how to walk with a hiking pole on a sandy hiking trail

2. Megan shows actress Meghan Reed how to hold the hiking pole.

3. Trash can on the trail with lots of trash discarded around it. See less

◀|▶   Survivor · Eye of the Tig



Erosion is with **Tracy Held, Writer for Stage and Screen** and **Megan Morrison**.
Published by Megan Morrison

· January 27 · 🌐

Have you ever wanted to become a movie producer but didn't want to learn how the film industry works or do thousands of hours of unpaid labor at the expense of enjoying quality time with your family and friends? Then become an investor in Erosion's first feature film: HIKING BUDDIES!

You can invest for as little as $100!

Support a fierce lady villain named Madeline who just wants people to keep our beautiful hiking trails free of litter–by any means necessary.

This award-winning story was written by Megan Morrison and will be directed by Katherine Vondy with cinematography by Leah Anova and produced by Tracy Held. That is, if you help fund our film!

#hikingbuddiesfilm #onlytrashlitters

Legal disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

WEFUNDER.COM

Invest in HIKING BUDDIES Feature Film: Female-driven horror slasher comedy that will make you think twice about littering

is haunting Madeline.





Invest in HIKING BUDDIES. Or else.
Link in bio.
#hikingbuddiesfilm
#onlytrashlitters

Erosion · Following

Erosion is a women-led, independent film production company dedicated to increasing the conservation conversation, and we're officially launching our ... See more


7


1


1



Erosion is a women-led, independent film production company dedicated to increasing the conservation conversation, and we're officially launching our WeFunder investment campaign to raise money for our first feature film, HIKING BUDDIES!

HIKING BUDDIES is a campy horror slasher feature film about Madeline, a hiker who is obsessed with leave no trace principles. When people litter on the trail, she murders them. LOL.

This terrifyingly effective script was written by Megan Morrison @craftasticuniverse and will be directed by @katherinevondy with cinematography by @leahanovadp and produced by @tracyheldwriter

To invest, visit the WeFunder link in our BIO.

#hikingbuddiesfilm #onlytrashlitters #womenproducers #womenwriters #independentfilm #horrorcomedy #ladyvillain #climatecrisis #climatestories #ecohorror #filminvestment

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Alt text:
Video of a hiker in the woods. She's aghast at all the litter she encounters culminating in seeing a squirrel chomping on a plastic cup. Close up of the hiker's eyes becoming more and more menacing as she forms a plan for vengeance. See less

Boost reel

Want to become a movie producer? We'll teach hiking pole usage and trash management. All you have to do is follow the Wefunder link in bio.
Erosion
Following



Have you ever wanted to become a movie producer but didn't want to learn how the film industry works or do thousands of hours of unpaid labor at the e... **See more**

Eye of the Tiger   Survivor ·

4

2

Erosion **Following**

Have you ever wanted to become a movie producer but didn't want to learn how the film industry works or do thousands of hours of unpaid labor at the expense of enjoying quality time with your family and friends? Then become an investor in Erosion's first feature film: HIKING BUDDIES!

Support a fierce lady villain named Madeline who just wants people to keep our beautiful hiking trails free of litter–by any means necessary.

This award-winning story was written by Megan Morrison and will be directed by Katherine Vondy with cinematography by Leah Anova and produced by Tracy Held. That is, if you help fund our film!

To invest, visit the WeFunder link in bio.

#hikingbuddiesfilm #onlytrashlitters #womenproducers #horror #horrorcomedy #independentfilm #climatestories

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Images:



1. Megan in a green jacket demonstrates how to walk with a hiking pole on a sandy hiking trail



2. Megan shows actress Meghan Reed how to hold the hiking pole.



3. Trash can on the trail with lots of trash discarded around it. **See less**

Erosion is with **Tracy Held, Writer for Stage and Screen** and **Megan Morrison**.
Published by Megan Morrison
· January 27 ·

Erosion is a women-led, independent film production company dedicated to increasing the conservation conversation, and we're officially launching our WeFunder investment campaign to raise money for our first feature film, HIKING BUDDIES!

HIKING BUDDIES is a campy horror slasher feature film about Madeline, a hiker who is obsessed with leave no trace principles. When people litter on the trail, she murders them. LOL.

This terrifyingly effective script was written by Megan Morrison and will be directed by Katherine Vondy with cinematography by Leah Anova and produced by Tracy Held.

Check out our video in the comments and follow the Wefunder link below to invest!

#hikingbuddiesfilm #onlytrashlitters

https://wefunder.com/hikingbuddies



We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Author
Erosion
Something is bothering Madeline!!!
https://youtu.be/so_3Q_szFUU?feature=shared



YOUTUBE.COM
Hiking Buddies: Something's Bothering Madeline

16w   Like   Reply   Remove Preview



Tracy Held, Writer for Stage and Screen
If you ever wanted to become a film producer, this is your chance! Please visit our crowdfunding page to learn how to support our first feature film:
https://wefunder.com/hikingbuddies



Something terrifying,

Invest in HIKING BUDDIES. Or else.
Link in bio.
#hikingbuddiesfilm
#onlytrashlitters

  **madebyerosion** and **3 others**
Original audio

madebyerosion Erosion is a women-led, independent film production company dedicated to increasing the conservation conversation, and we're officially launching our WeFunder investment campaign to raise money for our first feature film, HIKING BUDDIES!

HIKING BUDDIES is a campy horror slasher feature film about Madeline, a hiker who is obsessed with leave no trace principles. When people litter on the trail, she murders them. LOL.

This terrifyingly effective script was written by Megan Morrison @craftasticuniverse and will be directed by @katherinevondy with cinematography by @leahanovadp and produced by @tracyheldwriter

To invest, visit the WeFunder link in our BIO.

#hikingbuddiesfilm #onlytrashlitters #womenproducers #womenwriters #independentfilm #horrorcomedy #ladyvillain #climatecrisis #climatestories #ecohorror #filminvestment

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Alt text:
Video of a hiker in the woods. She's aghast at all the litter she encounters culminating in seeing a squirrel chomping on a plastic cup. Close up of the hiker's eyes becoming more and more menacing as she forms a plan for vengeance.

16w

     

 Liked by **peachykeenkaren** and **21 others**

January 27





Want to become a movie producer? We'll teach hiking pole usage and trash management. All you have to do is follow the Wefunder link in bio.

madebyerosion and 2 others
Survivor • Eye of the Tiger

madebyerosion Have you ever wanted to become a movie producer but didn't want to learn how the film industry works or do thousands of hours of unpaid labor at the expense of enjoying quality time with your family and friends? Then become an investor in Erosion's first feature film: HIKING BUDDIES!

Support a fierce lady villain named Madeline who just wants people to keep our beautiful hiking trails free of litter–by any means necessary.

This award-winning story was written by Megan Morrison and will be directed by Katherine Vondy with cinematography by Leah Anova and produced by Tracy Held. That is, if you help fund our film!

To invest, visit the WeFunder link in bio.

#hikingbuddiesfilm #onlytrashlitters #womenproducers #horror #horrorcomedy #independentfilm #climatestories

Legal disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Images:

1. Megan in a green jacket demonstrates how to walk with a hiking pole on a sandy hiking trail

2. Megan shows actress Meghan Reed how to hold the hiking pole.







Liked by **peachykeenkaren** and **19 others**

January 27



MOUNTAIN WILDERNESS

THANK YOU TO OUR SUPPORTERS

UNIL PATEL, JENNY TAN & ROBERT CHOY, KRISTEN CAVEN
CYNTHIA HELD, JULIANNE JIGOUR, PATRICK BRENNAN,
ROGER ZAHAB, LEORE BERRIS, SHIRLEY NG-BENITEZ,
AZI CRAWFORD, ABDEL HASSAN

Your name here in
NATIONAL PARK WHITE!

UP OF ON SCREEN THANK YOU SIGN TO DONORS AND INV



madebyerosion SPECIAL PERK ALERT!

Anyone can offer your name in lights, but we offer your name IN NATIONAL PARK FONT!

If you invest in HIKING BUDDIES between now and January 31, you'll be included in a special shout out to all our investors IN THE ACTUAL FILM! Act now because this will only be offered THIS WEEK! See WeFunder link in bio to invest.

#hikingbuddiesfilm #onlytrashlitters #womenproducers #womenfilmmakers #womenwriters #womenwomenwomen #climatestories #litter #sustainability

Image:
Brown wilderness sign with investor.names in white. Text reads: Your name here in National Park font.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Edited · 8m

   

 Liked by **jennytan.artlab** and **14 others**

January 27







THERE IS NO POOP FAIRY
SCOOP YOUR POOP
and PLEASE keep your dogs leashed
NO SMOKING
AT THIS FACILITY

madebyerosion and 2 others

madebyerosion Signs against litter are everywhere! And wow do we enjoy them. That's why we created a special sign to honor the people who invest in our mission of combating trash through entertainment. Invest in HIKING BUDDIES by Friday, January 31st, and we'll add YOUR NAME to a sign that will appear in the movie. Link in bio!

Disclaimer: Smokers will only be fed to bears if they toss their cigarette butts on the ground.

#hikingbuddiesfilm #onlytrashlitters #womenfilmmakers #climatestories

Images:
1. Trail sign that reads "There is no poop fairy..Scoop your poop." Picture of a pile of poop with a sparkling fairy flying above it.
2. Trail sign that reads, "Smokers will be fed to bears."
3. Trail sign that reads, "Pack your trash back home. Catch fish not trash."
4. Brown wilderness sign with our investors' names in white lettering.

@katherinevondy
@leahanovadp

Legal disclaimer: we are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

16w













Liked by **peachykeenkaren** and **11 others**

January 29



madebyerosion
Earth, Wind & Fire • Let's Groove



madebyerosion We also love this amazing script and can't wait to see it on screen! Thanks so much to **@jrjigour** for investing in HIKING BUDDIES! **#hikingbuddiesfilm #onlytrashlitters** Link in bio.

Image:
A woodsy scene overlaid with the quote from an investor: "Love this amazing script and the humans bringing it to life. I can't wait to see the movie on the screen!"

Legal legalese:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

16w

"Love this amazing script and the humans bringing it to life! Can't wait to see Hiking Buddies on screen!"
-Julianne J.

   

 Liked by **craftasticuniverse** and **11 others**
January 29


"I invested in HIKING BUDDIES because I've read the script and I know how amazing it is!"
-Leore B.

madebyerosion and **2 others**

madebyerosion Leore has been a fan of HIKING BUDDIES from the very beginning and continues her support as a bona fide investor! Be an enabler like Leore and invest in our first horror slasher comedy. Link in bio.
#hikingbuddiesfilm #onlytrashlitters

Image:
The back of a hiker in the wilderness with a quote from our investor, Leore, on why she invested: "I invested in HIKING Buddies because I read the script and know how amazing it is."

@katherinevondy
@leahanovadp

Legalese:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

16w

Liked by **peachykeenkaren** and **13 others**

January 30

 **madebyerosion**

 **madebyerosion** Shirley, thanks for investing in HIKING BUDDIES and our climate storytelling!

To be cool like Shirley and get your name in the film, see our link in bio. Friday, January 31 is the last day for this special perk!

#hikingbuddiesfilm #onlytrashlitters

Image:
A pathway through a thicket of trees with Shirley's quote overlaid: "Such a great concept + horror = such a great way to raise awareness of climate issues through storytelling and film. Thank you Megan and Tracy for bringing this piece to the world and I wish you much success."

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
@katherinevondy
@leahanovadp
@tracyheldwriter
@craftasticuniverse

16w

"Such a great concept + horror = such a great way to raise awareness of climate issues through storytelling and film. Thank you Megan and Tracy for bringing this piece to the world and I wish you much success."
-Shirley N.

   

 Liked by **craftasticuniverse** and **8 others**

January 30



madebyerosion

 **madebyerosion** Roger's got the right idea. Join him as a supporter of indie film and as an investor in HIKING BUDDIES through the link in our bio.

Today is the final day to take advantage of our special perk. Invest and we'll add your name to a wilderness sign in the film!

#hikingbuddiesfilm #onlytrashlitters

@tracyheldwriter
@craftasticuniverse
@katherinevondy
@leahanovadp

Legal:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

16w

"I'm very excited to support this!" -Roger Z.

   

Liked by **craftasticuniverse** and **10 others**

January 31

Hiking Buddies WeFunder Campaign Q&A #1

 **Erosion Productions**
24 subscribers

 Analytics    Edit video

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32 views Sep 22, 2024
To answer some early questions about our WeFunder investment campaign for HIKING BUDDIES, we filmed a Q&A with our WeFunder lead investor!

#hikingbuddiesfilm #onlytrashlitters

Become an investor: https://wefunder.com/hikingbuddies

Hiking Buddies: Something's Bothering Madeline



Erosion Productions
24 subscribers

Analytics   **Edit video**

👍 1   👎   ↗ Share   📢 Promote   ⬇ Download   🔖 Save   ⋯

30 views Jan 27, 2025
Erosion is a women-led, independent film production company dedicated to increasing the conservation conversation, and we're officially launching our WeFunder investment campaign to raise money for our first feature film, HIKING BUDDIES!

HIKING BUDDIES is a campy horror slasher feature film about Madeline, a hiker who is obsessed with leave no trace principles. When people litter on the trail, she murders them. LOL.

This terrifyingly effective script was written by Megan Morrison and will be directed by Katherine Vondy with cinematography by Leah Anova and produced by Tracy Held.

Become an investor: https://wefunder.com/hikingbuddies

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#hikingbuddiesfilm #onlytrashlitters

Why Sunil Decided to Invest in Hiking Buddies

 **Erosion Productions**
24 subscribers

Analytics   Edit video

👍 0   👎   ↗ Share   📢 Promote   ↓ Download   ✂ Clip   🔖 Save   •••

8 views Jan 29, 2025

We ask our Lead WeFunder Investor, Sunil Patel, why he decided to invest in our first feature film, HIKING BUDDIES!

HIKING BUDDIES is a campy horror slasher feature film about Madeline, a hiker who is obsessed with leave no trace principles. When people litter on the trail, she murders them.

This terrifyingly effective script was written by Megan Morrison and will be directed by Katherine Vondy with cinematography by Leah Anova and produced by Tracy Held.

Become an investor: https://wefunder.com/hikingbuddies

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#hikingbuddiesfilm #onlytrashlitters



Gmail

Megan Morrison <meganmorrison3702@gmail.com>

Hiking film opportunity!

1 message

Megan Morrison <meganmorrison3702@gmail.com> Fri, Sep 27, 2024 at 5:13 PM

To: [redacted]

Hi Kate,

[redacted]

[redacted], you may remember me discussing a film I had written called HIKING BUDDIES. It's about a woman hiker obsessed with LNT principles and when she hikes with people who don't pick up their trash, she murders them. (Disclaimer: we do not advocate violence or murder. It's a cautionary horror comedy!)

Well, here we are years later, and we're moving forward with the film! And I wanted to let you know that we are now offering the opportunity to be an investor in HIKING BUDDIES! We have a tentative production date for Spring 2025, and you can be a part of it if you so choose!

You can watch our video, look at the deck, and more here: Invest in HIKING BUDDIES Feature Film: Female-driven horror slasher comedy that will make you think twice about littering | Wefunder, Home of the Community Round

We're currently reaching out to friends and family to help us reach our initial fundraising milestone on WeFunder, a crowdfunding securities platform that makes it possible for regular people to make traditional investments as low as $100 while also receiving perks like more traditional crowdfunding sites (think visits to set and invitations to pick up trash with us!).

Right now, this campaign is only available to our friends and family until we raise $50,000 in "reservations." This is the minimum amount we need to raise before we make the campaign totally public and people can formally invest in the project. After we raise a significant amount of money from WeFunder, we can then go to professional investors to raise most of the balance offline.

WeFunder is very responsive through support@wefunder.com (they can answer technical and securities questions), and I am very happy to answer questions if you'd like.

There's no pressure here, of course. [redacted]

Sending you all the love,
Megan

Legal Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]



Gmail

Megan Morrison <meganmorrison3702@gmail.com>

Hiking Buddies investment info

Megan Morrison <meganmorrison3702@gmail.com> Wed, Sep 11, 2024 at 6:08 PM
To: [redacted]

Hi Rachel!

Here's the info regarding our investment round for HIKING BUDDIES the film. To look at our deck, video, and terms, please follow the link here:
Invest in HIKING BUDDIES Feature Film: Female-driven horror slasher comedy that will make you think twice about littering | Wefunder, Home of the Community Round

Here's some information regarding our larger plan:

Backed by Tepper's VentureBridge startup accelerator based out of Carnegie Mellon University and our own sense of "If not us, who?," we are now raising up to $1M to produce a script that Tracy once begged me to stop making her read because it was too scary. Welp.

We're leading the campaign with a crowdfunding securities round on WeFunder. Unlike a traditional crowdfunding site where you make donations, WeFunder makes it possible for regular people to make investments as low as $100, while also receiving perks (including a limited number of background roles, access to special screenings ... and opportunities to pick up trash with us!).

Right now, the campaign is only available to our inner circle until we raise $50,000 in "reservations." This is the minimum amount we need to raise before we make the campaign totally public and people can formally invest in the project. After we raise a significant amount of money from WeFunder, we can unlock access to professional investors and raise most of the balance offline.

Please let us know if this is something you would be interested in supporting! WeFunder is very responsive through support@wefunder.com (they can answer technical and securities questions), and we're very happy to answer questions over the phone.

[redacted]

Let me know if you have any questions,
Megan

Legal Disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Megan Morrison
Writer/Filmmaker
meganAmorrison.com



Gmail

Megan Morrison <meganmorrison3702@gmail.com>

HIKING BUDDIES film investment opportunity!

1 message

Megan Morrison <meganmorrison3702@gmail.com> Thu, Sep 26, 2024 at 11:11 AM
To: [redacted]

Hi Michael,

[redacted]

I wanted to let you know that we are now offering the opportunity to be an investor in HIKING BUDDIES the feature film! This is the environmental horror comedy about a woman who goes hiking with people who don't pick up their trash, so she murders them! LOL We're finally moving forward with raising the money with a tentative production date for Spring 2025. And you can be a part of it if you so choose!

You can watch our video, look at the deck, and more here: Invest in HIKING BUDDIES Feature Film: Female-driven horror slasher comedy that will make you think twice about littering | Wefunder, Home of the Community Round

We're currently reaching out to friends and family to help us reach our initial fundraising milestone on WeFunder, a crowdfunding securities platform that makes it possible for regular people to make traditional investments as low as $100 while also receiving perks like more traditional crowdfunding sites (think visits to set and invitations to pick up trash with us!).

Right now, this campaign is only available to our friends and family until we raise $50,000 in "reservations." This is the minimum amount we need to raise before we make the campaign totally public and people can formally invest in the project. After we raise a significant amount of money from WeFunder, we can then go to professional investors to raise most of the balance offline.

WeFunder is very responsive through support@wefunder.com (they can answer technical and securities questions), and I am very happy to answer questions if you'd like.

There's no pressure here, of course. Either way, I remain deeply grateful for you always supporting me as a friend and an artist.

[redacted]

Legal Disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hello & Conservation Film Update!

Inbox ×

Tracy Held [redacted]
to Tracy, bcc: [redacted]

Mon, Jan 27, 5:26 PM

Hello!

It's been a while since we last spoke, and I hope this message finds you well and you forgive this random email. As I try to reconnect with people outside of Facebook, I'm realizing how quickly time has flown since [redacted] and we emerged from the pandemic.

The past few months have been quite difficult for people who care about the environment, for people directly impacted by extreme climate, and for members of the film industry who were already dealing with economic challenges. I'm reaching out after a couple of weeks of dealing with the Los Angeles Fires to spread the word about a film that I'm producing called Hiking Buddies.

A couple of years ago, my good friend Megan Morrison and I launched Erosion, a women-led independent film production company dedicated to increasing the conSERvation conVERsation through comedy film and TV. **Today, we are publicly launching a securities crowdfunding campaign to raise funds for our first feature film, Hiking Buddies**. In this horror slasher comedy film, we follow Madeline, a hiker obsessed with Leave No Trace principles. When other hikers leave trash on the trail, she has to kill them. This award-winning story was written by Megan to help scare people into picking up their litter–and it works.

Our ultimate goal is to raise up to $1 million to produce this film within and just outside of Los Angeles County, pouring much-needed funds into the local film economy while producing a fun (yet scary) film that will get people talking about litter. Remember how Barbie sparked conversations about patriarchy? We intend to do the same for the climate crisis.

Normally, we would be reaching out to our local film community to support a project like this, but with all of the wildfire challenges, that's not really an option. Thanks so much for reading.

Warmly,

Tracy
[redacted]

Legal Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hiking Buddies Thank You & Links!

Inbox ×

Tracy Held [redacted]
to Tracy, bcc: [redacted]

Jan 27, 2025, 9:04 PM

Good evening!

Today, we officially launched our public campaign for Hiking Buddies investment, and I wanted to thank you for clicking, commenting on, and sharing our posts.

We posted some tips for following the rules for promoting securities crowdfunding campaigns as well as how to maximize the impact of your social media engagement. The main ones are that we can talk about the movie on social media, but not the amount raised or any of the investment terms. Feel free to look at the stuff we posted today for examples of what that looks like: YouTube, LinkedIn, Bluesky, Facebook, and Instagram.

We're hoping to raise at least $50,000 by Friday, January 31st. If we're successful, then we'll start approaching professional Angel Investors who can help us get to our next major milestone.

Thanks again for helping us get so much closer to producing our first feature film.

Gratefully,
Tracy

Legal Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Tracy Held [redacted] Mon, Jan 27, 9:04 PM

to me

Good evening!

Today, we officially launched our public campaign for Hiking Buddies investment, and I wanted to thank you for clicking, commenting on, and sharing our posts.

We posted some tips for following the rules for promoting securities crowdfunding campaigns as well as how to maximize the impact of your social media engagement. The main ones are that we can talk about the movie on social media, but not the amount raised or any of the investment terms. Feel free to look at the stuff we posted today for examples of what that looks like: YouTube, LinkedIn, Bluesky, Facebook, and Instagram.

We're hoping to raise at least $50,000 by Friday, January 31st. If we're successful, then we'll start approaching professional Angel Investors who can help us get to our next major milestone.

Thanks again for helping us get so much closer to producing our first feature film.

Gratefully,
Tracy

Legal Disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hiking Buddies Feature! 💰

Tracy Held ██████████████████████   Thu, Aug 22, 2024 at 9:53 AM
To: ███

Hello, ████████

Thanks again for weighing in on our investment level rewards for our Hiking Buddies feature film. We are now able to receive investment reservations for our investment campaign on WeFunder if you're interested in participating.

Our plan is to make this available only to our inner circle until we raise $50,000 in reservations. This is the minimum amount we need to raise before we make the campaign totally public and people can formally invest in the project. After we raise a significant amount of money from WeFunder, we can then go to professional investors to raise most of the balance offline.

Happy to hop on the phone to answer any questions. WeFunder is also very responsive through support@wefunder.com (they can answer technical and securities questions).

Hope you had a great summer!

Love,
Tracy

Legal Disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hiking Buddies Reservations are Open!

Tracy Held ▓▓▓▓▓▓▓▓▓▓   Mon, Aug 19, 2024 at 3:34 PM
To: ▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓▓

Dear ▓▓▓▓▓▓▓▓▓▓

Thank you so much for your great questions for our Q&A! I am about to download them and start editing them for people to see on our WeFunder page. In the meantime, we are now able to receive investment reservations for our Hiking Buddies feature on WeFunder.

Our plan is to make this available only to our inner circle until we raise $50,000 in reservations. This is the minimum amount we need to raise before we make the campaign totally public and people can formally invest in the project. After we raise a significant amount of money from WeFunder, we can then go to professional investors to raise most of the balance offline.

Once we're about ready to go public, we will be sending around a media package for people who want to help us get the word out.

Happy to hop on the phone to answer any questions you have. WeFunder is also very responsive through support@wefunder.com (they can answer technical and securities questions).

Thanks so much for all of your encouragement so far!!!

Love,
Tracy
🥰🪨♻️🥾💰

Legal Disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Scaring People Into Picking Up Trash

1 message

Tracy Held ▮▮▮▮▮▮▮@▮▮▮▮▮   Wed, Sep 4, 2024 at 9:35 AM
To: ▮▮▮▮▮▮▮▮▮▮▮@▮▮▮▮▮

Hi, ▮▮▮▮,

I hope you're sneaking in time for writing and/or goofing around with your children as we navigate the rollercoaster that we're all riding.

Right before the writers strike, my good friend Megan Morrison and I co-founded Erosion, a film production company dedicated to increasing the climate conversation through comedy film and TV. Last year, I was both a striking union writer and a budding capitalist learning about venture capital through a startup accelerator we did for Erosion. I was extremely disoriented wearing both hats.

Now, we have made our metaphorical film production bed and now we are actively raising money to bring our first feature film to life: a horror slasher comedy called Hiking Buddies, about a woman who is obsessed with Leave No Trace principles. When other hikers leave their trash on the trail, she has to kill them! You might think, "That's not something Tracy would write!" And you would be correct. It is something only Megan could write, and it's a great script--very funny, very clever, and very good at scaring people into picking up their trash.

We're planning to raise up to $1M to produce the whole film. We're leading the campaign with a crowdfunding securities round on WeFunder. This platform makes it possible for regular people to make investments as low as $100 while also receiving perks like more traditional crowdfunding sites (including a limited number of background roles, access to special screenings ... and opportunities to pick up trash with us!).

Right now, this campaign is only available to our inner circle until we raise $50,000 in "reservations." This is the minimum amount we need to raise before we make the campaign totally public and people can formally invest in the project. After we raise a significant amount of money from WeFunder, we can psychologically unlock access to professional investors and raise most of the balance offline.

Please let me know if this is something you would be interested in supporting! WeFunder is very responsive through support@wefunder.com (they can answer technical and securities questions), and I am very happy to answer questions over the phone.

We're still working on updating the video, which is glitching for some people.

I still believe in and love theater--but not as much as I love feeding my kids, so here we are! Wishing you and your family all the best.

With hugs,
Tracy

Legal Disclosure
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Why Sunil Decided to Invest in Hiking Buddies



Erosion Productions
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10 views Jan 29, 2025
We ask our Lead WeFunder Investor, Sunil Patel, why he decided to invest in our first feature film, HIKING BUDDIES!

HIKING BUDDIES is a campy horror slasher feature film about Madeline, a hiker who is obsessed with leave no trace principles. When people litter on the trail, she murders them.

This terrifyingly effective script was written by Megan Morrison and will be directed by Katherine Vondy with cinematography by Leah Anova and produced by Tracy Held.

Become an investor: https://wefunder.com/hikingbuddies

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#hikingbuddiesfilm #onlytrashlitters

Hiking Buddies: Something's Bothering Madeline

 **Erosion Productions**
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31 views Jan 27, 2025

Erosion is a women-led, independent film production company dedicated to increasing the conservation conversation, and we're officially launching our WeFunder investment campaign to raise money for our first feature film, HIKING BUDDIES!

HIKING BUDDIES is a campy horror slasher feature film about Madeline, a hiker who is obsessed with leave no trace principles. When people litter on the trail, she murders them. LOL.

This terrifyingly effective script was written by Megan Morrison and will be directed by Katherine Vondy with cinematography by Leah Anova and produced by Tracy Held.

Become an investor: https://wefunder.com/hikingbuddies

#hikingbuddiesfilm #onlytrashlitters

Hiking Buddies WeFunder Campaign Q&A #1



Erosion Productions

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33 views Sep 22, 2024

To answer some early questions about our WeFunder investment campaign for HIKING BUDDIES, we filmed a Q&A with our WeFunder lead investor!

#hikingbuddiesfilm #onlytrashlitters

Become an investor: https://wefunder.com/hikingbuddies

Legal Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.